SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (Amendment No. 1)(1)

                            RSL COMMUNICATIONS, LTD.
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                                (Name of Issuer)

               CLASS A COMMON SHARES, PAR VALUE $.00457 PER SHARE
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                         (Title of Class of Securities)

                                   G7702U 10 2
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                                 (CUSIP Number)

                                Ronald S. Lauder
                         c/o RSL Investments Corporation
                                767 Fifth Avenue
                            New York, New York 10153
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 28, 1998
                -------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) OR 13d-1(g), check the following box [ ].

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                  (Page 1 of 8)

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(1)   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.).

                                  SCHEDULE 13D

Cusip No.  G7702U 10 2                                              Page 2 of  8
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           NAME OF REPORTING PERSON
   1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Ronald S. Lauder
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   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                        (b)  |X|
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   3       SEC USE ONLY

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   4         SOURCE OF FUNDS*

             OO (See Item 3.)
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   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or

           2(e)                                                              |_|
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   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.
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                   7     SOLE VOTING POWER
  NUMBER OF
    SHARES               13,284,738 (see Item 5.)
 BENEFICIALLY  -----------------------------------------------------------------
   OWNED BY        8     SHARED VOTING POWER
     EACH
  REPORTING              3,850,022 (See Item 5.)
    PERSON     -----------------------------------------------------------------
     WITH          9     SOLE DISPOSITIVE POWER

                         13,284,738 (See Item 5.)
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         3,850,022 (See Item 5.)
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  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           17,134,760 (See Item 5.)
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  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
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  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           49.7%
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  14       TYPE OF REPORTING PERSON*

           IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Cusip No.  G7702U 10 2                                              Page 3 of  8
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           NAME OF REPORTING PERSON
   1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           RSL Investments Corporation
--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
   3       SEC USE ONLY

--------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

           OO (See Item 3.)
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or

           2(e)                                                              |_|
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   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Delaware
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                  7      SOLE VOTING POWER
  NUMBER OF
    SHARES               9,348,563 (see Item 5)
 BENEFICIALLY  -----------------------------------------------------------------
   OWNED BY       8      SHARED VOTING POWER
     EACH
  REPORTING              0
    PERSON     -----------------------------------------------------------------
     WITH         9      SOLE DISPOSITIVE POWER

                         9,348,563 (see Item 5)
               -----------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,348,563 (see Item 5)
--------------------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
--------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           35.0%
--------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

      This statement relates to Class A Common Shares, par value $.00457 per share (the "Class A Common Stock"), of RSL Communications, Ltd. (the "Issuer"), a Bermuda company. Each share of the Issuer's Class B Common Shares, par value $.00457 per share (the "Class B Common Stock") is convertible into one share of Class A Common Stock for no consideration. The principal executive offices of the Issuer are located at Clarendon House, Church Street, Hamilton, HM CX Bermuda. The Issuer also maintains executive offices at 767 Fifth Avenue, Suite 4300, New York, New York 10153.

Item 2. Identity and Background.

      (a) This statement is being filed by Ronald S. Lauder and RSL Investments Corporation, a Delaware corporation wholly owned by Mr. Lauder (the "Reporting Persons"). The Reporting Persons are making this single, joint filing.

      (b) The principal business address of the Reporting Persons is 767 Fifth Avenue, New York, New York 10153.

      (c) Ronald S. Lauder co-founded the Issuer, has served as its Chairman since 1994 and is its largest and controlling shareholder. He is also a founder and has served as the non-executive Chairman of the Board of Central European Media Enterprises Ltd., an owner and operator of commercial television stations and networks in Central and Eastern Europe since 1994 ("CME"). CME's registered office is located at Clarendon House, Church Street, Hamilton HM CX, Bermuda. CME also maintains offices at 18 D'Arblay Street, London W1V 3FP. Mr. Lauder is a principal shareholder of The Estee Lauder Companies Inc. ("Estee Lauder") and has served as Chairman of Estee Lauder International, Inc. ("Estee International") and Chairman of Clinique Laboratories, Inc. ("Clinique") since 1987. Each of Estee Lauder's, Clinique's and Estee International's offices is located at 767 Fifth Avenue, New York, New York 10153.

      RSL Investments Corporation is engaged in the business of managing investments.

      (d) During the past five years, the Reporting Persons have not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

      (e) During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

      (f) Ronald S. Lauder is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration.

      The conversion of shares of Class B Common Stock into shares of Class A Common Stock involved no cash or other consideration.

Item 4. Purpose of Transaction.

      Ronald S. Lauder sold 1,000,000 shares of Class A Common Stock held directly by him to Metro Holding AG ("Metro") at $28.00 per share. Metro recently increased its ownership interest in the Issuer by acquiring certain shares of Class A Common Stock from existing shareholders of the Issuer, including Ronald S. Lauder. Of the 1,000,000 shares of Class A Common Stock Mr. Lauder sold to Metro, 48,464 shares of Class A Common Stock were transferred to Metro by way of existing shares of Class A Common Stock held by Mr. Lauder. The balance of shares of Class A Common Stock, 951,536 shares, were transferred to Metro following Mr. Lauder's conversion of an equal number of shares of Class B Common Stock into shares of Class A Common Stock.

Item 5. Interest in Securities of the Issuer.

      (a) As of the date hereof, Ronald S. Lauder beneficially owned (i) 16,674,860 shares of the Issuer's Class B Common Stock (which consists of 3,476,275 shares of Class B Common Stock held directly by him, 909,090 shares of Class B Common Stock owned by Lauder Gaspar Ventures LLC ("LGV"), a New York limited liability company, of which Mr. Lauder is a member, 261,407 shares of Class B Common Stock owned by R.S. Lauder, Gaspar & Co, L.P. ("RSLAG"), a Delaware limited partnership of which Mr. Lauder is a limited partner, 9,348,563 shares of Class B Common Stock held by RSL Investments Corporation, 893,175 shares of Class B Common Stock held by RAJ Family Partners, L.P., a Georgia limited partnership, of which Mr. Lauder is a limited partner and a shareholder of the general partner, 1,786,350 shares of Class B Common Stock held by EL/RSLG Media, Inc., of which The 1995 Estee Lauder RSL Trust owns 50% (and of which Trust, Mr. Lauder is a trustee and the beneficiary), and (ii) 459,900 shares of Class B Common Stock issuable upon the exercise of warrants. This represents 49.7% of the outstanding Class A Common Stock, assuming that only Mr. Lauder and the entities referred to above converted their shares of Class B Common Stock into shares of Class A Common Stock and that Mr. Lauder exercised his warrants to purchase shares of the Issuer's Class B Common Stock and then converted those shares of Class B Common Stock into shares of Class A Common Stock, based on 17,343,599 shares of Class A Common Stock outstanding as reported by the Issuer.

      As of the date hereof, RSL Investments Corporation beneficially owned 9,348,563 shares of the Issuer's Class B Common Stock or approximately 35.0% of the outstanding Class A Common Stock, assuming that only RSL Investments Corporation converted its shares of Class B Common Stock into shares of Class A Common Stock, based on 17,343,599 shares of Class A Common Stock outstanding as reported by the Issuer.

      Each share of Class B Common Stock is convertible into one share of Class A Common Stock. Mr. Lauder's warrants are convertible into an equal number of shares of the Issuer's

Class B Common Stock. Mr. Lauder disclaims beneficial ownership of some of the shares owned by RSLAG, LGV, EL/RSLG Media, Inc. and RAJ Family Partners, L.P.

      (b) Mr. Lauder has the sole power to vote or dispose of 13,284,738 shares of Class B Common Stock, which includes his power to vote or dispose of the shares of Class B Common Stock held by RSL Investments Corporation.

      (c) Mr. Lauder sold 1,000,000 shares of Class A Common Stock held directly by him to Metro on July 28, 1998 for $28.00 per share. Pursuant to an agreement between the Issuer, certain existing shareholders of the Issuer and Metro, certain of the existing shareholders of the Issuer sold shares of Class A common stock to Metro. All of the shares of Class A common stock acquired by Metro are subject to a lock-up agreement which expires on April 1, 2001.

      (d) The following persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the 1,786,350 shares of Class B Common Stock owned by EL/RSLG Media, Inc.: (i) each of Ronald S. Lauder, Richard D. Parsons and Ira T. Wender, as co-trustees of, and Ronald S. Lauder as beneficiary of, The 1995 Estee Lauder RSL Trust and (ii) each of Leonard A. Lauder, Joel S. Ehrenkranz and Ira T. Wender, as co-trustees of, and Leonard A. Lauder, as beneficiary of, The 1995 Estee Lauder LAL Trust.

      Each of the managing general partner and other partners of RAJ Family Partners, L.P. has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the 893,175 shares of Class B Common Stock owned by RAJ Family Partners, L.P.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Each of the managing member of LGV and the corporate general partner of RSLAG has executed an irrevocable proxy on behalf of LGV and RSLAG, appointing Ronald S. Lauder, a member of LGV and partner of RSLAG, as LGV's and RSLAG's proxy with respect to Ronald S. Lauder's allocable interest in LGV and RSLAG.

Item 7. Material to be Filed as Exhibits.

1. Joint Filing Agreement among the Reporting Persons, dated March 30, 1998, pursuant to Rule 13d-1(f)(1) promulgated under the Exchange Act, incorporated herein by reference to the Reporting Persons' Schedule 13D filed with the Commission on April 27, 1998.

2. Irrevocable Proxy, dated September 2, 1997, from Lauder Gaspar Ventures LLC in favor of Ronald S. Lauder with respect to certain shares of Class B Common Stock of RSL Communications, Ltd., incorporated herein by reference to the Reporting Persons' Schedule 13D filed with the Commission on April 27, 1998.

3. Irrevocable Proxy, dated September 2, 1997, from R.S. Lauder, Gaspar & Co., L.P. in favor of Ronald S. Lauder with respect to certain shares of Class B Common Stock of RSL Communications, Ltd., incorporated herein by reference to the Reporting Persons' Schedule 13D filed with the Commission on April 27, 1998.

                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this instrument is true, complete and correct.

Dated: August 5, 1998


                                        By /s/ Ronald S. Lauder
                                          -----------------------------
                                          Ronald S. Lauder


                                        RSL Investments Corporation


                                        By /s/ Ronald S. Lauder
                                          -----------------------------
                                          Name: Ronald S. Lauder
                                          Title: President

                                  EXHIBIT INDEX

Exhibit 1 -- Joint Filing Agreement between the Reporting Persons, dated March
             30, 1998, pursuant to Rule 13d-1(f)(1) promulgated under the Exchange Act, incorporated herein by reference to the Reporting Persons' Schedule 13D filed with the Commission on April 27, 1998.

Exhibit 2 -- Irrevocable Proxy, dated September 2, 1997, from Lauder Gaspar
             Ventures LLC in favor of Ronald S. Lauder with respect to certain shares of Class B Common Stock of RSL Communications, Ltd., incorporated herein by reference to the Reporting Persons' Schedule 13D filed with the Commission on April 27, 1998.

Exhibit 3 -- Irrevocable Proxy, dated September 2, 1997, from R.S. Lauder,
             Gaspar & Co., L.P. in favor of Ronald S. Lauder with respect to certain shares of Class B Common Stock of RSL Communications, Ltd., incorporated herein by reference to the Reporting Persons' Schedule 13D filed with the Commission on April 27, 1998.